16 April 2007 Date

By fax (+1 202 772 9207) and post

RECEIVED

2007 APR 23 P 12:72

OFFICE OF INTERNATIONAL CORPORATE FINANCE

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

SUPPL

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea's Annual General Meeting 2007**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

07022821

Nordea Bank AB (publ)

Johan Ekwall

PROCESSED

APR 2 6 2007

THOMSON FINANCIAL

dlw 4/24

Copenhagen, Helsinki, Oslo, Stockholm, 13 April 2007 1(4)

Nordea's Annual General Meeting 2007

Today's annual general meeting of Nordea Bank AB (publ) approved the income statement and balance sheet for 2006. The general meeting decided on a dividend payment of 0.49 euro per share and that the record date would be 18 April 2007. Payment is expected to be made on 25 April 2007. The Board and the President and Group CEO were discharged from liability for the year 2006. Marie Ehrling, Tom Knutzen and Ursula Ranin were elected new board members.

Election of board members
Kjell Aamot, Harald Arnkværn, Hans Dalborg, Birgitta Kantola, Claus Høeg Madsen, Lars G Nordström, Timo Peltola and Björn Savén were reelected for the time period up to the next annual general meeting and Marie Ehrling, Tom Knutzen and Ursula Ranin were elected new members of the board for the same period. Gunnel Duveblad, Anne Birgitte Lundholt and Maija Torkko will thus leave the board. Hans Dalborg was elected chairman of the board. At the subsequent constituent meeting of the board Timo Peltola was elected deputy chairman of the board and it was registered that the employee representatives will be Kari Ahola (deputy until 1 May 2007), Bertel Finskas, Nils Q Kruse and Steinar Nickelsen (deputy from 1 May 2007).

Marie Ehrling is born 1955. She has a BSc from the Stockholm School of Economics, Handelshögskolan. Marie Ehrling was CEO of TeliaSonera Sverige AB 2003-2006. During the years 1982-2002 she worked for the SAS group, among other things as deputy group CEO in SAS AB (publ) and Head of SAS Scandinavian Airlines 2001-2002 and as Head of SAS Ground Services 1997-2001. She served as information officer at the Ministry of Finance 1980-1982 and the Ministry of Education 1979-1980 and served as financial analyst at Fourth Swedish National Pension Fund 1977-1979. Marie Ehrling is a member of the board of Securitas AB (publ), Centre for Advanced Studies of Leadership at Handelshögskolan in Stockholm and World Childhood Foundation.

Tom Knutzen is born 1962. He has a MSc in Strategic Financial Planning from the Copenhagen Business School. Tom Knutzen is CEO of Danisco A/S since 2006. During the period 1996-2006 he worked in NKT Holding A/S, as CEO 2000-2006 and as CFO 1996-2000. Previously, he was employed at Niro A/S 1988-1996, as CFO 1994-1996. During the period 1985-1988 he worked for the finance department at Fællesbanken. Tom Knutzen is a board member of the Confederation of Danish Industries (DI) in Copenhagen and in the Danish Academy of Technical Sciences, ATV.

Ursula Ranin is born 1953. She has a MLL and a BSc from the Swedish School of Economics in Helsinki. During the period 1984-2005 Ursula Ranin worked at Nokia Oyj, as chief legal officer 1992-2005 and as company lawyer 1984-1992. She served previously as a judge 1981-1984. Ursula Ranin is a board member of Finnair Plc and UPM-Kymmene Oyj.

Election of auditors
KPMG Bohlins AB were reelected as auditors until the Annual General Meeting 2011.

Remuneration
The general meeting decided that remuneration to the board members shall be unchanged at 240,000 euro for the chairman, 93,000 euro for the deputy chairman and 72,000 euro per member to other members. In addition, remuneration shall be paid for extraordinary board meetings in the

amount of 1,750 euro per meeting and for committee meetings 2,250 euro for the chairman of the committee and 1,750 euro for other members per meeting. Remuneration will not be paid to members who are employed by the Nordea Group.

Auditors' remuneration shall be payable according to invoice.

Establishment of nomination committee
The general meeting decided to establish a nomination committee with the task, for the period until the next annual general meeting, to present proposals for decisions on the election of board members, chairman of the board and auditor, as well as remuneration to the aforementioned. The nomination committee shall consist of the chairman of the board of directors and four other members. Shareholders with the four largest shareholdings in Nordea shall be entitled to appoint one member each. Changes in the composition of the nomination committee may take place owing to shareholders, who have appointed a member to the committee, selling all or parts of their shareholdings in Nordea. The nomination committee is entitled to attach co-opted members representing shareholders who after the constituting meeting of the nomination committee are among Nordea's four largest shareholders. The nomination committee can also co-opt a maximum of three persons who in respect of the work of the committee possess the required knowledge and experience of the social, business and cultural conditions that prevail in the regions and market areas in which the Group's main business operations are conducted. A co-opted member is entitled to remuneration from the company for work carried out as well as for costs incurred, as decided by the committee. The nomination committee will be constituted on the basis of shareholdings in the company as per 31 August 2007. The nomination committee shall be entitled to employ, at the company's expense, a recruitment consultant or any other resource that the committee finds necessary in order to perform its duties.

Acquisition and conveyance of own shares
The general meeting resolved to authorise the board of directors, for the period until the next annual general meeting, to decide on acquisition of shares in the company on a stock exchange where the company's shares are listed, or by means of an acquisition offer directed to all shareholders in the company. Acquisitions may be made up to a number not exceeding the equivalent of ten per cent of the total number of shares in the company. Acquisition of shares in the company on a stock exchange may only be made within the price interval registered at any time on the stock exchange in question between the highest purchase price and the lowest selling price. Acquisition of shares in the company according to an acquisition offer directed towards all shareholders may be made at a price which does not exceed the stock exchange share price at the time of the offer with an addition of 30 per cent at the highest. The aim of the acquisition of own shares is to distribute excess capital to the shareholders and to use own shares as payment for or financing of acquisitions of companies or businesses.

The general meeting furthermore resolved to authorise the board of directors, for the period until the next annual general meeting of shareholders, to decide on conveyance of shares in the company to be used as payment in connection with acquisitions of companies or businesses or in order to finance acquisitions of companies or businesses. Conveyance of shares may be made in another way than on a stock exchange up to the number of shares in the company that at any time are held by the company. Conveyance shall take place at an assessed market value and may take place with deviations from the shareholders' preferential right.

Purchase of own shares in the securities business
The general meeting resolved that Nordea, in its securities business, up until the next annual general meeting of shareholders, may purchase own shares. However, with the limitation that such shares must never exceed one per cent of the total number of shares in the company. The price for acquired shares shall equal the market price prevailing at the time of the acquisition.

Authorisation for raising loans in accordance with Chapter 11 section 11 of the Swedish Companies Act
The general meeting resolved to authorise the board of directors to decide on the raising of loans in accordance with Chapter 11 section 11 of the Swedish Companies Act for the period up to the next annual general meeting.

Principles for remuneration for Group Executive Management
The general meeting approved the following principles for remuneration and other terms of employment for Group Executive Management (President and Group CEO and other members of Group Executive Management). Nordea maintains remuneration levels and other conditions needed to recruit and retain members of Group Executive Management with competence and capacity to deliver according to predetermined targets. Remuneration and conditions in line with market levels are thus the overriding principle for Group Executive Management compensation.

Fixed salaries are paid for fully satisfactory performance. In addition variable salary parts can be offered to reward performance meeting requirements in relation to clear objectives and within transparent programmes. The variable salary and incentive programmes shall as a general rule not exceed 35 per cent of the fixed salary and shall depend on the extent to which predetermined objectives have been fulfilled and the level of return on equity achieved or other financial targets, respectively.

Non-monetary benefits are given as a means to facilitate Group Executive Management members' performance. The level of these benefits is determined by what is considered fair in relation to general market practice. The members of Group Executive Management shall be offered retirement benefits in accordance with market practice in the country of which they are permanent residents. Notice and severance pay in total shall not exceed 24 months' salary, apart from the new CEO who during the first two years has an additional 6 months severance pay.

Long Term Incentive Programme for managers and key employees
The general meeting resolved to introduce a Long Term Incentive programme (LTIP) comprising up to 400 managers and key employees in the Nordea Group. The main objective of the Long Term Incentive Programme is to strengthen Nordea's ability to retain and recruit the best talent for key leadership positions. The new programme is a combined share matching and performance share programme that will replace the existing Executive Incentive Programme which has been in place since 2003. To participate in the programme, the participants are to invest part of their salary in Nordea shares and the outcome of the programme depends on the achievement of, among other things, Nordea's new financial targets.

In order to implement the programme in a cost-efficient manner, the board proposes that the programme will be hedged by issuing 3,120,000 redeemable and convertible C-shares. The new shares shall - with deviation from the shareholders' preferential right - be subscribed for by Alecta. The subscription price shall correspond to the share's quotient value of 1 euro. The share capital will after the new issue of shares amount to 2,597,228,227 euro. The new C shares do not entitle to any dividend.

The annual general meeting furthermore resolved to change the articles of association to the effect that redeemable C shares can be issued, and to incorporate a conversion clause in the articles of association for C shares to be convertible to ordinary shares.

Moreover, the general meeting resolved to authorise the board of directors to repurchase the issued C shares through a directed acquisition offer in respect of all C shares at a minimum price of 1 euro and a highest price of 1.05 euro. C shares shall, after conversion to ordinary shares, be transferred to participants in LTIP 2007, it shall also be possible to convey a portion of the shares on a stock

exchange in order to cover certain costs, mainly social security costs.

For further Information:
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 7916
Johan Ekwall, Head of Investor Relations, +46 8 614 7852

END